

January 13, 2011

Brian Bonar
Chairman and Chief Executive Officer
Smart-Tek Solutions, Inc.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

      RE: **Smart-Tek Solutions, Inc.**
              Supplemental Correspondence submitted on December 22, 2010

              Form 10-K for the Fiscal Year Ended June 30, 2010
              Filed on October 15, 2010
              File No. 000-29895

Dear Mr. Bonar:

We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment two from our letter dated September 15, 2010. However, the disclosure in the company's annual reports states that your directors are appointed for a one-year term to hold office until the next annual general meeting or until removed from office in accordance with your bylaws. Please revise your Form 10-K for the Fiscal Year Ended June 30, 2010 to disclose that you have not held an annual meeting since 2005, along with the reasons for such failure to hold each annual meeting and the date of your next annual meeting.

2.   We note your response to comment five from our letter dated September 15, 2010. Please file the Form 8-K referenced as soon as practicable.

3.   We reissue comment seven from our letter dated September 15, 2010. As noted previously, it appears that the parties may have been required to file a Schedule 13D when they determined to engage in a transaction that would result in a change of control of the issuer, not only upon the issuance of such shares. Please refer to Item Four of Schedule 13D, which specifically requires disclosure of any plans or proposals which the reporting persons may have. We also note the Form 8-K filed on December 13, 2010 indicating that, pursuant to the terms of the revised marketing agreement, the company may issue up to 45 million shares to Brian Bonar. Please provide a detailed analysis of the sufficiency of the timing of the Schedule 13D filed on October 7, 2009, and the disclosure contained in the Schedule 13D/A filed on December 14, 2010, and have Mr. Bonar provide written confirmation of his understanding that the belated filing of the Schedule 13D does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

4.   We reissue comment 11 from our letter dated September 15, 2010. Please advise where such loans are discussed, with specific cross-reference to the disclosure contained in the company's filings from December 31, 2008 to September 30, 2009.

5.   We reissue comment 17 from our letter dated September 15, 2010. We note your response that the current Directors were not involved in the assignment, but our comment requested the company's, its directors' and their affiliates' knowledge of the circumstances surrounding (a) the debt assignment by your former director of $310,265 to seven separate assignees for $1 a piece, and (b) the subsequent conversion of each $1 debt assignment into approximately 3.4 million shares of the company's common stock including, but not limited to, all communications relating to such matters with Donald Gee.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Owen M. Naccarato

        Facsimile: (949) 851-9262